SEC FILE NUMBER 001-13471
CUSIP NUMBER 45765Y204

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-CEN
☐ Form N-CSR

For Period Ended: June 30, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: ________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Lendway, Inc.
Full Name of Registrant

Former Name if Applicable

5000 West 36th Street, Suite 220
Address of Principal Executive Office (Street and Number)

Minneapolis, Minnesota 55416
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Lendway, Inc. (the “Company”) is unable to file its quarterly report on Form 10-Q for the period ended June 30, 2024 (the “Covered Report”) within the prescribed time period without unreasonable effort and expense due to significant management turnover and unanticipated delays in compiling certain information necessary to prepare a complete filing in a timely manner, which delays have primarily resulted from the Company’s recent acquisition of a majority interest in Bloomia B.V. (“Bloomia”) as of February 22, 2024. The Company is working diligently to complete the Covered Report as soon as possible. The Company intends to file the Covered Report as soon as practicable, but not later than the fifth calendar day following the prescribed due date for the Covered Report.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Elizabeth E. McShane	763	392-6200
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Since the quarter ended June 30, 2023, the Company disposed of its in-store marketing business and has evolved into a specialty agricultural (“ag”) company focused on making and managing its ag investments in the United States (“U.S.”) and internationally.  In 2023 and in the first half of 2024, the Company took three major steps in this evolution:

1.

In August 2023, the Company completed the sale of its in-store marketing business. The operations of the In-Store Marketing Business are presented as discontinued operations. Financial statements and results of operations for the quarter ended March 31, 2023 will be recast to present the in-store marketing business as discontinued operations.

2.

On February 22, 2024, the Company acquired majority ownership in Bloomia. Bloomia produces and sells fresh cut tulips. Our financial statements and results of operations for the quarter ended March 31, 2024 will include Bloomia’s operations following that date of acquisition.

3.	In the second quarter of 2024, the Company’s principal financial officer and chief executive officer resigned and were replaced by a chief financial officer and co-chief executive officers.

Due to the comprehensive nature of the changes to our business during and between the applicable periods and the substantial difference between first and second quarter results because of the seasonality of the Bloomia business, we are unable to provide a reasonable estimate of the anticipated differences in results as of the time of this filing.

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Lendway, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2024	By:	/s/ Elizabeth E. McShane
Elizabeth E. McShane
Chief Financial Officer

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